Exxon Mobil Corporation	Patrick T. Mulva
5959 Las Colinas Boulevard	Vice President and Controller
Irving, TX 75039-2298
972 444 1202 Telephone
972 444 1221 Facsimile

ExxonMobil

December 19, 2013

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Response letter dated October 18, 2013

File No. 1-2256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of December 4, 2013.

We also acknowledge that:

•    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Chris Jeans at 972-444-1290.

                                                                        Sincerely,

By:   /s/ Patrick T. Mulva

         -----------------------------------------------

         Name:    Patrick T. Mulva

         Title:       Vice President and Controller

Enclosure

c:      Mark Wojciechowski

Brad Skinner

ExxonMobil’s Response to the

Comments Included in the SEC Letter of December 4, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties

Oil and Gas Production, Production Prices and Production Costs, page 8

1.         We note your response to prior comment one from our letter dated September 20, 2013 and are not in a position to agree with your conclusions regarding the separate disclosure of production information for your volumes of natural gas liquids.  In this regard, Item 1204 of Regulation S-K requires disclosure of production by “final product sold”, without providing a comprehensive list of different product types.  Similarly, while Item 1202 of Regulation S-K does identify certain products for which disclosure of reserves is required, the identified products are not a complete, exclusive list.  Accordingly, we believe that natural gas liquids represent a final sales product for which separate production information is required to be disclosed by Item 1204.  Separately, we  believe that the volumes of natural gas liquids for 2010, 2011 and 2012, as described in your response to prior comment number four from our letter dated May 8, 2013 are material, particularly, though not exclusively, in terms of their impact on production information that would otherwise be disclosed for oil on a stand-alone basis.  Accordingly, as previously requested, please revise your tabular presentations of production volumes and average sales prices received to provide separate disclosure of amounts attributable to both oil and natural gas liquids.

We continue to believe that separate disclosure of the additional requested natural gas liquids information is not required for ExxonMobil as the information would not be objectively or subjectively material to a reasonable investor in assessing the company’s historical results or future prospects.  However, in response to your comment, effective with our 2013 Form 10-K we will revise our disclosure of production volumes and average sales price to separately disclose amounts for both oil and natural gas liquids.